Mail Stop 4561

November 27, 2007

By U.S. Mail and facsimile to (956) 726-6618.

Imelda Navarro
Treasurer and Principal Financial Officer
International Bancshares Corporation
1200 San Bernardo Avenue
Laredo, TX 78042

>   **Re: International Bancshares Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2006**
>   **Filed March 1, 2007**
>   **File No. 000-09439**

Dear Ms. Navarro:

        We have reviewed your response filed with the Commission on October 31, 2007 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Consolidated Financial Statements

Note 3 – Investment Securities, page 49

1.   We note your response to our previous comment 1 in our letter dated October 10, 2007. In your proposed disclosures, you state that the primary reason the securities in a loss position are not other than temporarily impaired is because the decrease in fair value is due to changes in market interest rates. However, you have had significant sales of available for sale securities in an unrealized loss position in 2005 and 2006 due to either balance sheet repositioning or to mitigate interest rate risk, presumably in response to market interest rates.   Therefore, it

remains unclear how you can assert that you have both the intent and ability to hold your securities in a loss position until either maturity or a market price recovery. Please revise to provide additional clarification of how you determined that no other than temporary impairment exists in your securities portfolio at each reporting date.

* * * * *

Please respond to these comments and include your proposed disclosures within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments, indicates your intent to include the requested revisions in future filings and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Rebekah Moore, Staff Accountant, at (202) 551-3463 or me at (202) 551-3851 if you have questions.

Sincerely,

Paul Cline
Senior Accountant